Exhibit 6

Grown Rogue Reports Record Q3 2021 Results, 73% Gross Margin and

55% aEBITDA1 Margin in Michigan

●	Positive Net Income of $0.24M for the first time in company history

●	Q3 2021 Sales Revenue of $3.03M versus $1.37M in Q2 2021, an increase of 121%

●	Q3 2021 aEBITDA[1] margin of 25% ($0.77M), versus 12% ($0.18M) in Q2 2021, an increase of 330% ($0.59M)

●	Indoor Revenue of $2.81M, versus $0.75M in Q2 2021, an increase of 277%

●	Michigan operations (through Golden Harvests, LLC) report industry leading gross margins of 73% (before fair value adjustments) and aEBITDA[1] margins of 55%

●	Fiscal Q4 guidance of 18-22% sequential revenue growth

Medford, Oregon, September 30, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, reports its financial and operating results for the third quarter ended July 31, 2021. All financial information is provided in U.S. dollars unless otherwise indicated.

Financial and Business Highlights

●	Seventh consecutive quarter, including pro-forma results, of positive aEBITDA[1]

●	Company-record 59% gross margin before fair value adjustments

●	Increased indoor production run rates from 200 pounds/month in Q2 2021 to 1,000 pounds/month in Q3 2021

●	Grown Rogue partner, Canopy Management, LLC, exercised option and acquired 60% controlling interest of Golden Harvests, LLC (“Golden Harvests”)

●	Subsequent to quarter-end, Grown Rogue appointed Ryan Kee as Chief Financial Officer

●	Subsequent to quarter-end, Golden Harvests and Pure Extracts Inc. formed a Joint Venture to Expand Product Offerings in Michigan

●	Subsequent to quarter-end, Grown Rogue issued an unsecured promissory note for $800,000.

“Just over a year ago, Grown Rogue doubled down on our business strategy of being the leading low cost, high quality cultivator by investing heavily in production, team, and systems,” said Obie Strickler, CEO of Grown Rogue. “These investments have resulted in efficiency metrics, like our 73% gross margins and 55% aEBITDA margins in Michigan, that are unmatched by public operators. I am very proud of our team and where our efficiency metrics are trending in both states, but especially Michigan. Michigan is one of the lowest priced wholesale flower states in the country so reporting industry leading metrics for both gross margin and aEBITDA margin, is encouraging. We believe our costs per pound will continue to move lower with additional economies of scale and expect to continue the trend of cost improvements in fiscal Q4 and in fiscal 2022.”

Highlights by State

Oregon Operations

●	Revenue of $1.28M, a year over year increase of 42%

●	Indoor Revenue of $1.06M, a sequential increase of 42%

●	Product sale gross margins (before fair value adjustments) of 40% vs 36% in Q2 2021

●	aEBITDA[1] of approximately $0.1M

●	Production run rate expected to increase from Q3 2021 of 600 pounds/month to 700 pounds/month in Q4 2021

●	Expect a record outdoor harvest in Q4 of 4,000 to 4,500 pounds, compared to 2,300 pounds in the previous outdoor harvest

●	Expect to end 2021 fiscal year with a cultivation run rate of approximately 12,000-14,000 pounds annually

Michigan Operations (through Golden Harvests, LLC)

●	Revenues of $1.75M, a sequential increase of 27% versus pro-forma[2] Q2 2021

●	aEBITDA [1] of $0.96M, a sequential increase of 185% versus pro-forma[2] Q2 2021

●	aEBITDA [1] margin of 55% versus pro-forma[2] 24% in Q2 2021

●	Continued construction to maximize output from the 80,000 square foot facility. 45,000 square feet are now in operation, with another 20,000 square feet expected to be online by June 2022

●	Added two new flower rooms during Q3 2021 which will produce approximately 1,400 pounds per year

●	Production run rate expected to increase from Q3 2021 of 400 pounds/month to 550 pounds/month in Q4 2021

●	Improved wholesale position in bulk flower sales from 20th in Q2 2021 to 16th in Q3 2021 and 12th for Q4 to date, according to MarketScape

●	Pre-packaged flower accounted for approximately 30% of Grown Rogue sales, a 50% increase, versus 20% for the state pre-packaged flower sales, according to MarketScape

●	Grown Rogue proprietary, nitrogen sealed, pre-packaged flower pricing averaged $2,700 per pound vs market average sales price of $2,250 (according to MarketScape) a 20% premium illustrating our strong brand presence

●	Expect state market share to increase in fiscal 2022 as additional cultivation capacity comes online and the Company enters new product categories

Selected Financial Information (Complete financial tables have been filed on www.sedar.com)

(Dollars in $000s, share amounts in 000s)
Three Months Ended July 31,	2021	2020
Reported Revenue	$3,029	904
Gross profit, excluding fair value items, as reported	$1,790	428
aEBITDA[1]	$772	141
Net income (loss) per share	$-	(0.01)
Weighted Common Shares Outstanding -basic	155,219	104,821

	Three months ended
	July 31,
aEBITDA Reconciliation	2021 ($)	2020 ($)
Net income, as reported	240,294	(794,072)
Add back realized fair value amounts included in inventory sold	198,540	626,522
Add back (less) unrealized fair value gain (loss) on growth of biological assets	(649,907)	(770,724)
Add back amortization of property & equipment included in cost of sales	186,149	115,331
Subtotal	(24,924)	(822,943)
Add back accretion expense, as reported	187,493	321,875
Add back amortization of intangible assets, as reported	-	5,980
Add back amortization of property and equipment, as reported	55,610	61,959
Add back share-based compensation	82,492	329,014
Add back interest expense, as reported	48,828	96,880
Add back unrealized loss on marketable securities, as reported	422,867	(69,064)
Add back unrealized gain on derivative liability	-	-
Derecognition of derivative liability	-	(244,572)
Loss on debt restructure	-	462,213
Add back unrealized foreign exchange loss	-	-
Loss on settlement of non-controlling interest	-	-
aEBITDA	772,366	141,342

	Three months ended
	July 31, 2021
Cash Margin analysis	Revenue $	Costs $	Margin %
Grown Rogue products	3,028,991	911,387	70%
Indirect overhead allocations	-	27,492	--
Third party products	-	-	--
Service revenues	-	-	--
Asset depreciation included in COGS	-	186,149	--
Cost of packaging & other included in COGS	-	114,172	--
Total costs of finished cannabis inventory sold, as reported	3,028,991	1,239,200	59%
Realized fair value amounts in inventory sold, as reported	--	198,539	--
Unrealized fair value (gain) on growth of biological assets, as reported	--	(649,906)	--
Totals, as reported	3,028,991	787,833	74%

	Three months ended
	July 31, 2021
Cash Margin analysis - Michigan	Revenue $	Costs $	Margin %
Grown Rogue products	1,746,991	330,251	81%
Indirect overhead allocations	-	-	--
Third party products	-	-	--
Service revenues	-	-	--
Asset depreciation included in COGS	-	49,645	--
Cost of packaging & other included in COGS	-	92,167	--
Total costs of finished cannabis inventory sold, as reported	1,746,991	472,063	73%
Realized fair value amounts in inventory sold, as reported	--	242,966	--
Unrealized fair value (gain) on growth of biological assets, as reported	--	(547,838)	--
Totals, as reported	1,746,991	167,191	90%

	Three months ended
	July 31, 2021
Cash Margin analysis - Oregon	Revenue $	Costs $	Margin %
Grown Rogue products	1,282,000	581,136	55%
Indirect overhead allocations	-	27,492	--
Third party products	-	-	--
Service revenues	-	-	--
Asset depreciation included in COGS	-	136,504	--
Cost of packaging & other included in COGS	-	22,005	--
Totals before fair value adjustments	1,282,000	767,137	40%
Realized fair value amounts in inventory sold, as reported	--	(44,427)	--
Unrealized fair value (gain) on growth of biological assets, as reported	--	(102,068)	--
Totals, as reported	1,282,000	620,642	52%

NOTES:

1.	The Company’s “aEBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines aEBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance.

2.	The Company has provided Cash Margin Analysis to demonstrate the methodology for calculating its non-IFRS production cost and margin metrics. Cash production costs of Grown Rogue products is calculated by taking the cost of finished cannabis inventory sold and deducting non-cash production costs, packaging and distribution costs, inventory write-offs and adjustments, and cost of products purchased from other Licensed Producers that were sold. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash production costs of Grown Rogue products by total grams of dried cannabis sold in the period. Management believes these measures provide useful information as they remove noncash amortization and packaging costs and provide a benchmark of the Company against its competitors.

3.	The Company has provided unaudited pro-forma revenue information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020 for the Company and target companies.

NON-IFRS FINANCIAL MEASURES

Cash production costs of Grown Rogue products, EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2020 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2020. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

       Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk

Inquiries

invest@grownrogue.com

(458) 226-2100